UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39279

OLD AYALA, INC.

(Exact name of registrant as specified in its charter)

Oppenheimer 4

Rehovot 7670104, Israel

(857) 444-0553

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MWE Corporate Services, LLC

1007 North Orange Street, 10th Floor

Wilmington, DE 19801

(302) 485-3907

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	Explanatory Note: On January 19, 2023, the registrant (now known as Old Ayala, Inc., but known at the time as Ayala Pharmaceuticals, Inc.), a Delaware corporation, completed a transaction whereby the registrant became a wholly-owned subsidiary of an entity then known as Advaxis, Inc., a Delaware corporation(which subsequent to such transaction changed its name to Ayala Pharmaceuticals, Inc.). This certification on Form 15 is being filed to suspend the registrant’s duty to file reports, but the registrant intends to file an Annual Report on Form 10-K for the fiscal year ended December 31, 2022 no later than March 31, 2023, which is the only report under the Securities Exchange of 1934 it shall be required to file after the date hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old Ayala, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD AYALA, INC.

Date: January 30, 2023	By:	/s/ Igor Gitelman
	Name:	Igor Gitelman
	Title:	Interim Chief Financial Officer